

May 11, 2022

Trevor Bezkdek
Co-Chief Executive Officer
GoodRx Holdings, Inc.
2701 Olympic Boulevard
Santa Monica, CA 90404

> **Re: GoodRx Holdings, Inc.**
> **Form 10-K For the Fiscal Year Ended December 31, 2021**
> **Response dated April 25, 2022**
> **File No. 001-39549**

Dear Mr. Bezkdek:

We have reviewed your April 25, 2022 response to our comment letter and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 18, 2022 letter.

Form 10-K for the Fiscal Year Ended December 31, 2021

Notes to Consolidated Financial Statements
14. Stockholders Equity
Restricted Stock Units for Class B Common Stock, page F-29

1.  We note your response to our comment three. In this regard, please provide us with your accounting analysis as to whether any in-substance service conditions exists for the Performance-Vesting Founders Award RSU's. Your response should address but not be limited to the following points.
    - Tell us if there are any provisions or conditions, whether in the award or elsewhere, that compels the employees to remain in employment after the vesting date in order to receive the award.
    - Tell us if there exists any risk of forfeiture after the vesting date. We note your

Trevor Bezkdek
GoodRx Holdings, Inc.
May 11, 2022
Page 2

disclosure on page 48 that "FICA taxes are generally due in the period when the substantial risk of forfeiture lapses." If a risk of forfeiture exists, explain how you considered the forfeiture conditions in evaluating whether any in-substance service conditions exist.

- We note your statement on page 48 that, "As the Performance-Vesting Founders Awards vested in October 2020, we accelerated the settlement of 0.7 million RSUs during the fourth quarter of 2020 sufficient to satisfy FICA tax withholding obligations due in the year of vesting." Provide us an analysis of your accounting, with appropriate citation to authoritative literature, for the acceleration and any other modification since the original grant date of the awards.
- We note your response states that a "three-year settlement deferral period was negotiated to postpone the potentially significant cash expenditure for the Company associated with these payments." Tell us whether this negotiation occurred before or after grant date. If the negotiation occurred after grant date, provide us with your accounting analysis, with appropriate citation to authoritative literature, for the effect of the modification.
- We note that at the same time you issued your Performance-Vesting Founders Awards, you also issued Time-Vesting Founders Awards that vest in equal quarterly installments over four years. Provide us with your accounting analysis of the consideration you gave to whether the four year explicit service condition for your time vested restricted awards represents an in-substance service condition for the performance based awards.

You may contact Inessa Kessman, Senior Staff Accountant at 202-551-3371 or Robert Littlepage, Accounting Branch Chief at 202-551-3361 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Technology